UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9/A

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

INLAND AMERICAN REAL ESTATE TRUST, INC.

(Name of Subject Company)

INLAND AMERICAN REAL ESTATE TRUST, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Ms. Roberta S. Matlin

Vice President

Inland American Real Estate Trust, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Michael J. Choate, Esq.

Shefsky & Froelich Ltd.

111 East Wacker Drive, Suite 2800

Chicago, Illinois  60601

(312) 527-4000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2010 (as amended from time to time, the “Schedule 14D-9”), by Inland American Real Estate Trust, Inc., a Maryland corporation (the “Company”).

The original filing on Schedule 14D-9 related to a tender offer (the “Tender Offer”) by Lapis Investment Business Trust (the “Bidder”) to purchase up to 1,000,000 shares of the Company’s outstanding common stock, par value $0.001 per share (the “Common Stock”), at a price equal to $4.00 per share, less the amount of any dividends declared or made with respect to the shares of Common Stock between December 15, 2010 and January 31, 2011, or such other date to which the Tender Offer may be extended, upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Bidder with the SEC on December 15, 2010, as amended. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

Item 6.                   Interest in Securities of the Subject Company.

Item 6 of the Schedule 14D-9 is superseded in its entirety by the following:

During the past sixty days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries, except as follows.

Name	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share
J. Michael Borden	12/13/2010	Monthly purchase under the Company’s distribution reinvestment plan (“DRP”)	673	$8.03
Thomas F. Glavin	12/13/2010	Monthly purchase under the DRP	101	$8.03
Brenda G. Gujral	12/13/2010	Monthly purchase under the DRP	41	$8.03
Roberta S. Matlin	12/13/2010	Monthly purchase under the DRP	1	$8.03
Thomas F. Meagher	12/13/2010	Monthly purchase under the DRP	66	$8.03
William J. Wierzbicki	12/13/2010	Monthly purchase under the DRP	4	$8.03
J. Michael Borden	11/12/2010	Monthly purchase under the DRP	670	$8.03
Thomas F. Glavin	11/12/2010	Monthly purchase under the DRP	101	$8.03
Brenda G. Gujral	11/12/2010	Monthly purchase under the DRP	41	$8.03
Roberta S. Matlin	11/12/2010	Monthly purchase under the DRP	1	$8.03
Thomas F. Meagher	11/12/2010	Monthly purchase under the DRP	65	$8.03
William J. Wierzbicki	11/12/2010	Monthly purchase under the DRP	4	$8.03

Item 8.                   Additional Information.

Item 8 of the Schedule 14D-9 is superseded in its entirety by the following:

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,”  “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should be,” “will,” “predicted,” “likely”  or other words or phrases of similar import.  Similarly, statements that describe or contain information related to matters such as the Company’s intent, belief or expectation with respect to its financial performance, investment strategy and portfolio, cash flows, growth prospects and distribution rates and amounts are forward-looking statements.  These forward-looking statements often reflect a number of assumptions and involve known and unknown risks, uncertainties and other factors that could cause the Company’s actual results to differ materially from those currently anticipated in these forward-looking statements.  In light of these risks and uncertainties, the forward-looking events might or might not occur, which may affect the accuracy of forward-looking statements and cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the sections entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 16, 2010 (incorporated herein by reference) and the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 12, 2010 (incorporated herein by reference).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 5, 2011

By:	/s/ Roberta S. Matlin
Name:	Roberta S. Matlin
Title:	Vice President

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